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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
0-51313

CUSIP NUMBER
NOTIFICATION OF LATE FILING	830695102

(Check one):	[x] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-CEN [_] Form N-CSR

For Period Ended: March 31, 2020
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IEH CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

140 58th STREET, SUITE 8E
Address of Principal Executive Office (Street and Number)

BROOKLYN, NEW YORK 11220
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company will not be in a position to file its Form 10-K for the fiscal year ended March 31, 2020 (the “2020 Annual Report”) by the prescribed filing date of August 13, 2020 (as previously extended by the Securities and Exchange Commission pursuant to SEC Release No. 34-88465 (March 25, 2020)) due to disruptions from the unprecedented conditions surrounding the outbreak and spread of the COVID-19 coronavirus pandemic (“COVID-19”). The COVID-19 disruptions include, but are not limited to, the unavailability for significant periods of time of key Company personnel required to prepare the Company’s financial statements for the 2020 Annual Report.

In requesting a 15-calendar day extension to August 28, 2020, the Company expects to complete preparation of its financial statements on a timely basis on or before the end of such extension period, including providing sufficient time for completion of the necessary audit of such financial statements by the Company’s independent registered accounting firm.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert Knoth	718	492-9673
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [x] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x] NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the preparation of the Company’s financial statements for the fiscal year ended March 31, 2020 has not yet been completed and the related audit of such financial statements has also not been completed and certified by the Company’s independent registered accounting firm, Marcum LLP, the Company estimates for the 12 months ended March 31, 2020, the following summary results of operation as compared to the audited results of operation for the 12 months ended March 29, 2019:

The Company expects to report revenues for the 12-month period ended March 31, 2020 of between $31 million to $34 million as compared to $28.4 million for the period ended March 29, 2019.

As of the date hereof, for the reasons set forth above in Part III, the Company is not able to provide an estimate of net income and basic earnings per share for the 12 months ended March 31, 2020.

IEH CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2020	By:	/s/ Robert Knoth
		Name:	Robert Knoth
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).